[Translation]

                                                               December 22, 2008

To Whom It May Concern:

                                     Company Name: TOYOTA MOTOR CORPORATION
                                     Name and Title of Representative:
                                          Katsuaki Watanabe, President
                                          (Code Number: 7203
                                          Securities exchanges throughout Japan)

                                     Name and Title of Contact Person:
                                          Takuo Sasaki
                                          General Manager, Accounting Division
                                          (Telephone Number: 0565-28-2121)

            Notice Concerning Amendments to the Forecasts for FY2009
            --------------------------------------------------------


Based on our recent business performance, we, TOYOTA MOTOR CORPORATION ("Toyota"), hereby announce the following amendments to the forecasts of consolidated and unconsolidated financial results for FY2009 (April 1, 2008 through March 31, 2009), previously announced on November 6, 2008, as follows:

1. Amendments to the forecasts of consolidated financial results for FY2009 (April 1, 2008 through March 31, 2009).

                                                                                         (Amount: billion yen)
------------------------------ ---------------- ----------------- ---------------------------- ----------------
                                                                     Income before income
                                                                   taxes, minority interest
                                      Net           Operating      and equity in earnings of         Net
                                   revenues          income          affiliated companies          income
------------------------------ ---------------- ----------------- ---------------------------- ----------------
Previous forecasts (A)                23,000.0             600.0                        640.0            550.0
------------------------------ ---------------- ----------------- ---------------------------- ----------------
New forecasts (B)                     21,500.0            -150.0                        -50.0             50.0
------------------------------ ---------------- ----------------- ---------------------------- ----------------
Amount changed                        -1,500.0            -750.0                       -690.0           -500.0
(B - A)
------------------------------ ---------------- ----------------- ---------------------------- ----------------
% of change                              -6.5%                 -                            -           -90.9%
------------------------------ ---------------- ----------------- ---------------------------- ----------------
(Reference)                           26,289.2           2,270.3                      2,437.2          1,717.8
Actual results for FY2008
------------------------------ ---------------- ----------------- ---------------------------- ----------------

2. Amendments to the forecasts of unconsolidated financial results for FY2009 (April 1, 2008 through March 31, 2009).

                                                                                         (Amount: billion yen)
----------------------------- -------------------- -------------------- ------------------- -------------------
                                      Net               Operating            Ordinary              Net
                                     sales               income               income              income
----------------------------- -------------------- -------------------- ------------------- -------------------
Previous forecasts (A)                   10,600.0                140.0               600.0               510.0
----------------------------- -------------------- -------------------- ------------------- -------------------
New forecasts (B)                         9,500.0               -220.0               220.0               220.0
----------------------------- -------------------- -------------------- ------------------- -------------------
Amount changed                           -1,100.0               -360.0              -380.0              -290.0
(B - A)
----------------------------- -------------------- -------------------- ------------------- -------------------
% of change                                -10.4%                    -              -63.3%              -56.9%
----------------------------- -------------------- -------------------- ------------------- -------------------
(Reference)                              12,079.2              1,108.6             1,580.6             1,138.1
Actual results for FY2008
----------------------------- -------------------- -------------------- ------------------- -------------------

3. Reasons for the Amendments

The forecasts of consolidated and unconsolidated financial results for FY2009 decreased from the previously announced forecasts, due to factors such as the revision of the sales plan in response to the unexpected degree of the slowdown in the automotive market, and the revision of the assumed exchange rates in response to further appreciation of the yen.


(Note) This notice contains forward-looking statements that reflect Toyota's forecasts for consolidated and unconsolidated results. These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota's actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include: (i) changes in economic conditions and market demand affecting, and the competitive environment in, the automotive markets in Japan, North America, Europe and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the Euro, the Australian dollar, the Canadian dollar and the British pound; (iii) Toyota's ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (iv) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect Toyota's automotive operations, particularly laws, regulations and government policies relating to trade, environmental protection, vehicle emissions, vehicle fuel economy and vehicle safety, as well as changes in laws, regulations and government policies that affect Toyota's other operations, including the outcome of future litigation and other legal proceedings; (v) political instability in the markets in which Toyota operates; (vi) Toyota's ability to timely develop and achieve market acceptance of new products; and (vii) fuel shortages or interruptions in transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold.
       A discussion of these and other factors which may affect Toyota's actual results, performance, achievements or financial position is contained in Toyota's annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.



[As Reference]
------------------------ -------------------------- --------------------------- -------------------     -------------------
                                   FY2009                    FY2009                                            FY2008
                               New Forecasts            Previous Forecasts            Change               Actual Results
                               ('08/4-'09/3)              ('08/4-'09/3)                                    ('07/4-'08/3)
------------------------ -------------------------- --------------------------- -------------------     -------------------
FOREX             $               100 yen*                    103 yen                  -3 yen                 114 yen
                  ------ -------------------------- --------------------------- -------------------     -------------------
Rates             euro            143 yen*                    146 yen                  -3 yen                 162 yen
------------------------ -------------------------- --------------------------- -------------------     -------------------

*FOREX rates assumptions for the second half: yen/$=93, yen/euro=123 (For the period from '08/12 to '09/3: yen/$=90, yen/euro=120)